[OTTO LAW GROUP, PLLC LETTERHEAD]


                                November 10, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 29549-0510

Attention: Jeffrey Gordon

         Re:      Nannaco, Inc. (the "Registrant")
                  Form 8-k Item 4.01, filed November 3, 2005
                  File No. 000-50672

Dear Sirs:

         The Otto Law Group, on behalf Nannaco, Inc., sends this letter to detail the company's actions following your comment letter dated November 4, 2005, in which letter you ask registrant to reply to several comments made by the Staff of the Securities and Exchange Commission (the "Commission") regarding registrant's recently filed report on Form 8-k, filed November 3, 2005, under the Securities Exchange Act of 1934 (the "Exchange Act"). Please find below registrant's responses to the comments. We will file this letter via EDGAR designating the form "CORRESP."

         When you have reviewed registrant's responses and if you have further comments or questions, please contact us.

1. The registrant has amended the filing, changing the statement "Salberg had provided a report on Form 10-KSB for the registrant's financial statements for the fiscal years ended September 30, 2003 and September 30, 2004" to reflect that Salberg provided two reports as to two Forms 10-KSB by stating "Salberg had provided reports on Form 10-KSB for the registrant's financial statements for the fiscal years ended September 30, 2003 and September 30, 2004."

2. The registrant acknowledges the requirement that, when it engages a new accountant, it is required to report the engagement in a new Form 8-K and comply with the requirements of Item 304 (a)(2) of Regulation S-B, and will disclose any consultations made with the new accountant up through the date of engagement.

3. The registrant has requested an updated Exhibit 16 letter from its former accountant stating whether the accountant agrees with the revised Form 8-K.

Please review this letter and the submissions as stated and advise whether comments will be closed or how we may further improve the disclosures of our client, and contact Todd Van Siclen at (206) 262-9545.


                                Very truly yours,

                                /s/ Todd Van Siclen
                                -------------------
                                Todd Van Siclen